STRAWBERRY FIELDS REIT, INC.

April 17, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strawberry Fields REIT, Inc. Registration Statement on Form S-3
Filed April 15, 2026, File No. 333-295065

Ladies and Gentlemen:

Pursuant to the provisions of 12 CFR Section 230.461, Strawberry Fields REIT, Inc., a Maryland corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective on April 23, 2026, at 9:00 a.m., or as soon as practicable thereafter or at such later time as we or our counsel may orally request. When the Registration Statement has been declared effective, please confirm that with our counsel, Richard Pearlman of Igler and Pearlman, P.A., at (850) 445-5564.

We thank you for your consideration of the foregoing.

Sincerely,

/s/ Moishe Gubin

Moishe Gubin
Principal Executive Officer
Strawberry Fields REIT, Inc.